                                    UNITED STATES
                           SECURITY AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No..1...)*

                              Education Alternatives, Inc.
 ..............................................................................
                                    (Name of Issuer)

                             Common Stock, $.01 par value
 ..............................................................................
                            (Title of Class of Securities)

                                     28139B100
 .............................................................................
                                   (CUSIP Number)
Harold Nelkin                                       Lester A. Greenberg
Nelkin Capital Management Inc.                      Greenberg & Kahr
111 Great Neck Rd., Ste. 304                        3 New York Plaza
Great Neck, NY 11021                                New York, NY 10004
(516) 466-7552                                      (212)785-7872
 ..............................................................................
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             March 28, 1997
 ..............................................................................
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) of (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           (Continued on following page(s))
                                  Page 1 of 6 Pages

CUSIP No. 28139B100               13D                 Page  2  of  6


 ...............................................................................
(1) Name of Reporting Person.  S.S. or IRS
    Identification No. of Above Person

    Harold Nelkin            ###-##-####
 ................................................................................
(2) Check the Appropriate Box if a Member of a Group*      (a)  / /
                                                           (b)  /X/
 ................................................................................
(3) SEC Use Only

 ................................................................................
(4) Source of Funds*

    PF 00
 ................................................................................
(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
    Items 2(d) or 2(e)                                                      / /

 ................................................................................
(6) Citizenship or Place of Organization

    U.S.
 ................................................................................
Number of Shares             (7)  Sole Voting
 Beneficially Owned                 Power                  500,000
 by Each Reporting      ...................................................
 Person With                 (8)  Shared Voting
                                    Power                       -0-
                        ...................................................
                             (9)  Sole Dispositive
                                    Power                  500,000
                        ...................................................
                            (10) Shares Dispositive            -0-
                                    Power
 ................................................................................
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

    500,000

 ................................................................................
(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares*                         /X/

 ................................................................................
(13) Percent of Class Represented by Amount in Row (11)

    6.68%

 ................................................................................
(14) Type of Reporting Person*

    IN
 ................................................................................

                         *SEE INSTRUCTIONS BEFORE FILLING OUT


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                                                Page 3 of 6 pages


Item 1.   Security and Issuer

         This statement on Schedule 13D dated February 25, 1997 relates to the Common Stock, par value $0.01 per share, of Education Alternatives, Inc., a Minnesota corporation (the "Company"), the principal executive office of which is located at 1300 Norwest Financial Center, 7900 Xerxes Avenue South, Minneapolis, Minnesota, and is filed on behalf of Harold Nelkin (the "Reporting Person"). The Company's shares of Common Stock are hereinafter referred to as the "Shares".

Item 2.   Identity and Background

         (a)  The Reporting Person is Harold Nelkin.

         (b) The business addresses of the Reporting Person is c/o Nelkin Capital Management Inc., 111 Great Neck Road, Great Neck, New York 11021.

         (c) The Reporting Person is the sole shareholder, the President and a portfolio manager employed by Nelkin Capital Management Inc., a registered investment adviser, whose address is 111 Great Neck Road, Suite 304, Great Neck, New York 11021.

         (d) The Reporting Person has not been convicted in a criminal proceeding during the last five years.

         (e) The Reporting Person during the last five years was not, nor is he, a party to a judicial or administrative proceeding resulting in a judgment, decree or final order enjoining, prohibiting or mandating activities subject to federal or state securities laws or finding a violation with respect thereto.

Item 3.   Source and Amount of funds or Other Consideration.

         The Shares purchased by the Reporting Person were purchased with the purchaser's own funds, the aggregate purchase price for the 500,000 Shares is $2,175,468. Approximately $393,431 was borrowed by the Reporting Person from his broker under the terms of its standard margin agreement, a copy of which is annexed as Exhibit A.

Item 4.   Purpose of the Transaction.

         The purpose of the acquisition of the Shares is for investment.

         The Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (a) through (j) of the instructions to this Item 4.

Item 5.   Interest in Securities of the Issuer.

         (a) This statement relates to 500,000 Shares, which the Reporting Person beneficially owns, constituting approximately 6.68% of the outstanding Shares.1

----------------
     1   Based upon 7,489,220 Shares reported as outstanding in the Company's
Quarterly Report on Form 10-Q for the quarter ended December 31, 1996.

                                                   Page 4 of 6 pages


         Ruth Nelkin, the Reporting Person's wife, owns 2,500 Shares, which constitutes approximately .03% of the outstanding shares to which the Reporting Person disclaims beneficial ownership. Leslie A. Nelkin the Reporting Person's adult son owns 150,000 Shares, which constitutes approximately 2.0% of the outstanding Shares, as to which the Reporting Person disclaims beneficial ownership. Neither of such persons is a member of a group with the Reporting Person.

         (b) All transactions in the Shares effected within the past 60 days by the Reporting Person are set forth in Exhibit B, attached hereto. All such transactions were effected through the National Association of Securities Dealers Automated Quote System.

Item 6.  Contracts, Arrangements, Understandings or Relationships   with
         Respect to Securities of the Issuer.

         The Reporting Person is not a party to any contracts, arrangements, understandings or relationships which relate to the Shares.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A.   Standard form of Margin Agreement

         Exhibit B.   Transactions in the Shares

                                                    Page 5 of 6 pages


                            SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


March 28, 1997

                                  /l/s/Harold Nelkin
                       ..............................................
                                  HAROLD NELKIN

                                                 Page 6 of 6 pages


                                        EXHIBIT B

                           TRANSACTIONS IN THE SHARES SINCE

                                   February 20, 1997


    Purchase Date     Purchase Price Per Share        Number of Shares
   ---------------   --------------------------     --------------------
    2/28/97             4 5/8                         6,500
    2/28/97             4 1/2                         3,500
    2/28/97             4 5/8                         1,000
    3/03/97             4 7/8                         9,000
    3/05/97             4 7/8                        10,000
    3/05/97             4 7/8                        10,000
    3/10/97             4 7/8                        10,000
    3/19/97             4                            10,000
    3/26/97             4                            20,000
    3/27/97             4                            20,000



The total cost for these 100,000 shares was $450,593.30.